Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited interim condensed consolidated financial statements, including the notes thereto, for the three months ended March 31, 2025 and 2024, respectively, included as Exhibit 99.1 to the report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our “ITEM 5. Operating and financial review and prospects” and our audited consolidated financial statements for fiscal year 2024, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC. In addition, we recommend that you read any public announcements made by InflaRx N.V.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “ITEM 3. Key Information––Risk factors” in the Annual Report and risks described in our subsequent SEC filings.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx N.V. and its subsidiaries InflaRx GmbH and InflaRx Pharmaceuticals, Inc.

Overview

We are a biopharmaceutical company pioneering anti-inflammatory therapeutics targeting the complement system by focusing on applying our proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, vilobelimab, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are also developing INF904, an oral, small molecule drug candidate that targets the C5a receptor.

Vilobelimab for the treatment of PG

We are developing vilobelimab for the treatment of pyoderma gangrenosum, or PG. PG is a rare, chronic inflammatory form of neutrophilic dermatosis characterized by accumulation of neutrophils in the affected skin areas. Vilobelimab was granted orphan drug designation for the treatment of PG by both the FDA, in the United States and the EMA in Europe as well as fast track designation by the FDA. After a series of interactions with the FDA on the results of our successfully conducted Phase 2 clinical study and our plans for the further development towards a potential biologics license application submission, in 2023 we announced the start of a Phase 3 study with vilobelimab in ulcerative PG. In November 2023, we announced the enrollment of the first patient in the study. We believe that the Phase 3 interim analysis is expected at the end of May to early June 2025.

Vilobelimab for the treatment of severe COVID-19

In April 2023, we received an EUA, from FDA for GOHIBIC (vilobelimab) for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients. The EUA is supported by the previously announced results of the multicenter Phase 3 PANAMO trial, which demonstrated a relative reduction in 28-day all-cause mortality by 23.9%. Subsequently, in June 2023, we began the commercialization of GOHIBIC (vilobelimab) in the United States under the EUA. In January 2025, the EC granted marketing authorization under exceptional circumstances for GOHIBIC (vilobelimab) for the treatment of adult patients with SARS-CoV-2-induced ARDS who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation with or without extracorporeal membrane oxygenation.

Anti-Ca5R inhibitor INF904

To expand the breadth of our anti-C5a/C5aR technologies, we are also developing INF904, a product candidate that targets the C5a receptor. In INF904, we discovered a small molecule C5aR inhibitor that in pre-clinical studies has shown potential for superior characteristics to the only approved C5aR inhibitor, avacopan. INF904 has provided higher plasma exposure in animals, including non-human primates, and improved inhibitory activity in a hamster neutropenia model compared to avacopan. Furthermore, in contrast to avacopan, in vitro experiments showed INF904 has substantially less inhibition of the cytochrome P450 enzymes 3A4/5 (CYP3A4/5). INF904 demonstrated potential for anti-inflammatory therapeutic effects in several preclinical disease models. In January 2024, we announced the positive results of a single and multiple ascending dose study with INF904 in healthy volunteers. In December 2024, we announced that the first patient was dosed in the Phase 2a basket study in chronic spontaneous urticaria, or “CSU”, and hidradenitis suppurative, or “HS”, with initial data anticipated in summer 2025. In May 2025, we announced the successful completion of the required sub-chronic and chronic toxicology studies for INF904. No safety signals of concern were identified, supporting the potential for long-term dosing in future clinical efforts. Additional required non-clinical studies remain ongoing as planned. INF904 is a promising product candidate for being developed in several disease areas of inflammation, where orally available therapeutics are not available or a medical need exists despite availability of other therapies.

INF904 for the treatment of CSU

We are pursuing development of INF904 for the treatment of CSU in a Phase 2a trial. CSU is a debilitating and unpredictable skin disease characterized by intensely itchy hives / wheals and angioedema. The burden of this chronic disease is high and impacts sleep, mental health, quality of life and productivity due to absences from school and work. CSU is estimated to affect around 40 million people worldwide. CSU patients have been reported to show elevated C5a levels, a major activator of mast cells and basophils which are thought to be significant contributors to CSU pathogenesis. In addition, studies suggest that complement activation (including C5a) in CSU can lead to histamine release. Current treatments are limited, and a significant unmet need exists in a sizable proportion of patients.

INF904 for the treatment of HS

We are also pursuing development of INF904 for the treatment of HS in a Phase 2a trial. HS is a chronic, recurrent, debilitating neutrophil-driven inflammatory disease that can persist for years and tremendously impacts quality of life; it is characterized by abscesses, nodules and draining tunnels which can flare and cause scarring. INF904 inhibits the known C5a-induced effects on neutrophil activation and tissue accumulation of immune cells, including generation of tissue damaging mechanisms (enzyme release and oxidative radical formation) as well as induction of NETosis – mechanisms thought to be involved in HS progression and draining tunnel formation. Clinical evidence with existing C5a/C5aR products also supports that blocking this pathway reduces lesion counts. Patients’ responses to treatment with approved anti-TNF-alpha or anti-IL17 drugs are known to wane over time in a significant number of cases; and treatment with new therapeutics acting through other molecular mechanisms are needed for these patients.

Anti-C5a antibody IFX002

We are developing IFX002 for the treatment of chronic inflammatory diseases. IFX002 is a highly potent anti- C5a antibody, which binds to the same domain of the C5a protein as vilobelimab, but which has a higher humanization grade and altered pharmacokinetic properties compared to vilobelimab. IFX002 is currently in preclinical development. We consider IFX002 to be a life-cycle management product to vilobelimab, given the long remaining patent life of IFX002.

Financial highlights

As of March 31, 2025, we had available funds amounting to €65.7 million, composed of €47.3 million in cash and cash equivalents and €18.4 million in marketable securities. Of the €47.3 million cash and cash equivalents, €1.4 million are held in euros and €45.9 million are held in U.S. dollars. All marketable securities are held in U.S. dollars and have a nominal value of $20.0 million. We believe that our current funds on hand will be sufficient to fund our planned operations into 2027.

We anticipate that our expenses might increase if and as we:

•	continue to develop and conduct clinical trials with respect to our lead product candidate, vilobelimab;

•	continue research, preclinical and clinical development efforts, as applicable, for any future product candidates, including INF904 and IFX002;

•	actively seek to identify additional research programs and additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;

•
establish sales, marketing, distribution and other commercial infrastructure now and in the future to commercialize various products for which we may obtain marketing authorization or approval, if any;

•	require the scale-up and validation of the manufacturing process and the manufacturing of larger quantities of product candidates for clinical development and, potentially, commercialization;

•	collaborate with strategic partners to optimize the manufacturing process for vilobelimab, IFX002, INF904 and other pipeline products;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as commercial, marketing, clinical, quality control and scientific personnel; and

•
add operational, financial and management information systems and personnel, including personnel to support our product development as well as commercialization and help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain full marketing authorization or approval for, and successfully commercialize, one or more of our product candidates. Successful commercialization will require achievement of key milestones, including completing clinical trials of vilobelimab, INF904 and any other product candidates, obtaining marketing authorization or approval for these product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing authorization or approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of revenues, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenue that is large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We expect our financial condition and operating results to continue to fluctuate from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. In order to succeed, we will need to transition from a company with a research and development focus to a company capable of undertaking commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays, and may not be successful in such a transition.

Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop vilobelimab or any additional product candidates.

Our failure to become and remain profitable could depress the market price of our ordinary shares and could impair our ability to raise capital, pay dividends, expand our business, diversify our product offerings or continue our operations. If we continue to suffer losses as we have in the past, investors may not receive any return on their investment and may lose their entire investment.

Sales and marketing expenses

Sales and marketing expenses have consisted principally of:

•	external services for distribution of GOHIBIC to build the necessary commercial and logistical infrastructure, including external sales professionals;

•	marketing activities;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional services fees in conjunction with making GOHIBIC available to hospitals and patients in the U.S.

Research and development expenses

Research and development expenses have consisted principally of:

•
expenses incurred under agreements with CROs, contract development and manufacturing organizations, or CDMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf;

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization; and

•	professional fees for lawyers related to the protection and maintenance of our intellectual property.

We expense research and development costs as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as status of patient enrollment or clinical site activations for measuring services received and efforts expended. Research and development activities are central to our business model.

Our research and development expenses primarily relate to the following key programs:

•
Vilobelimab. We expect our expenses associated with vilobelimab will continue to increase in 2025 compared to 2024, as we progress in the Phase 3 clinical study in PG. In addition, we incur and expect to continue to incur expenses in conjunction with the preparation and filing of full market authorizations for vilobelimab in the United States, Europe and elsewhere. We may also consider development of vilobelimab in additional indications. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and the completion of activities towards the final establishment of commercial scale production.

•
INF904. We are developing INF904, a product candidate that targets C5aR. We expect to incur additional costs by advancing the clinical and non-clinical development of INF904. Specifically, we expect to incur expenses by developing a new formulation, continuing our Phase 2a trial and potentially initiating larger Phase 2 clinical trials. We plan to study INF904 in complement-mediated, chronic autoimmune and inflammatory conditions where an oral low molecular weight compound might have advantages or is needed for patients and where oral delivery is the medically preferred route of administration. Initially targeted indications include CSU and HS.

•
IFX002. We are developing IFX002 for the treatment of chronic inflammatory indications. IFX002 is a highly potent anti-complement C5a antibody with a higher humanization grade and altered PK properties compared to vilobelimab and is currently in pre-clinical development. Expenses for this program mainly consist of salaries, costs for preclinical testing conducted by CROs and costs to produce preclinical material.

•
Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

General and administrative expenses

Our general and administrative expenses consist principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	insurance expenses including directors´ and officers´ liability insurance premiums;

•	professional fees for auditors and consulting expenses not related to research and development activities;

•	professional fees for lawyers not related to the filing, prosecution, protection and maintenance of our intellectual property; and

•	cost of facilities, travel, communication and office expenses.

Results of operations

The information below was derived from our unaudited interim condensed consolidated financial statements included elsewhere herein. The discussion below should be read along with these unaudited interim condensed consolidated financial statements and our Annual Report.

Comparison of the three months ended March 31, 2025 and 2024

	three months ended March 31,
	2025	2024	Change
	(in €)
Revenues	—	36,037	(36,037)
Cost of sales	(9,291)	(220,521)	211,230
Gross profit	(9,291)	(184,484)	175,193
Operating expenses
Sales and marketing expenses	(1,457,978)	(1,459,539)	1,561
Research and development expenses	(7,016,336)	(7,301,810)	285,473
General and administrative expenses	(5,062,605)	(3,579,150)	(1,483,454)
Total operating expenses	(13,536,919)	(12,340,499)	(1,196,420)
Other income	541,098	36,323	504,774
Other expenses	(26)	(30)	4
Operating result	(13,005,139)	(12,488,690)	(516,449)
Finance income	493,764	908,426	(414,662)
Finance expenses	(4,086)	(4,632)	546
Foreign exchange result	(1,908,829)	1,824,376	(3,733,205)
Other financial result	6,110,264	103,285	6,006,978
Income taxes	—	—	—
Income (loss) for the period	(8,314,027)	(9,657,236)	1,343,209
Exchange differences on translation of foreign currency	(150,667)	(25,538)	(125,129)
Total comprehensive income (loss)	(8,464,694)	(9,682,774)	1,218,079

Revenues

	three months ended March 31,
	2025	2024	Change
	(in €)
Revenues	—	36,037	(36,037)
Total	—	36,037	(36,037)

For the three months ended March 31, 2025, we realized no revenues from product sales of GOHIBIC (vilobelimab) compared to revenues in the amount of €36.0 thousand from product sales of GOHIBIC (vilobelimab) in the three months ended March 31, 2024.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

Cost of sales

	three months ended March 31,
	2025	2024	Change
	(in €)
Cost of sales	9,291	220,521	(211,230)
Total	9,291	220,521	(211,230)

Our cost of sales during the three months ended March 31, 2025 amounted to €9.3 thousand and consisted of contractually agreed replacement of previously sold product with an expiring shelf-life. The decrease in cost of sales from the three months ended March 31, 2024 is due to inventory write-offs that did not recur in the same period in 2025.

Sales and marketing expenses

	three months ended March 31,
	2025	2024	Change
	(in €)
Third-party expenses	207,811	709,763	(501,952)
Marketing expenses	205,078	84,803	120,274
Personnel expenses	644,216	323,573	320,643
Legal and consulting fees	261,332	315,243	(53,911)
Other expenses	139,541	26,156	113,384
Total sales and marketing expenses	1,457,978	1,459,539	(1,561)

Our sales and marketing expenses incurred for the three months ended March 31, 2025 were nearly unchanged compared to the three months ended March 31, 2024. While our third-party expenses decreased due to lower use of external product distribution services, this effect was offset by higher personnel, marketing and other expenses.

 Research and development expenses

	three months ended March 31,
	2025	2024	Change
	(in €)
Third-party expenses	3,969,044	4,116,271	(147,226)
Personnel expenses	2,678,658	2,446,620	232,038
Legal and consulting fees	223,113	387,052	(163,939)
Other expenses	145,520	351,867	(206,347)
Total research and development expenses	7,016,336	7,301,810	(285,474)

Our research and development expenses incurred for the three months ended March 31, 2025 decreased by €0.3 million compared to the three months ended March 31, 2024. This decrease is primarily due to lower third-party expenses incurred in connection with our efforts to develop INF904.

General and administrative expenses

	three months ended March 31,
	2025	2024	Change
	(in €)
Personnel expenses	2,628,711	2,020,375	608,336
Legal, consulting and audit fees	969,883	570,126	399,757
Other expenses	1,464,011	988,650	475,361
Total general and administrative expenses	5,062,605	3,579,150	1,483,454

Our general and administrative expenses incurred for the three months ended March 31, 2025 increased by €1.5 million compared to the three months ended March 31, 2024, mainly due to higher legal, consulting and audit expenses of €0.4 million and higher other expenses in the amount of €0.5 million, mainly in conjunction with the issuance of pre-funded warrants in our recently conducted public offering and higher personnel expenses due to share based payments.

Other income

	three months ended March 31,
	2025	2024	Change
	(in €)
Other income from government grants and research allowances	532,860	—	532,860
Further other income	8,238	36,323	(28,086)
Total other income	541,098	36,323	504,774

Our other income for the three months ended March 31, 2025 increased by €0.50 million compared to the three months ended March 31, 2024. Our other income primarily consists of research allowances in the three months ended March 31, 2025, which we did not receive in the three months ended March 31, 2024.

Net financial result

	three months ended March 31,
	2025	2024	Change
	(in €)
Interest income	493,764	908,426	(414,662)
Interest expenses	(443)	(439)	(4)
Interest on lease liabilities	(3,643)	(4,193)	550
Financial result	489,678	903,794	(414,117)

Foreign exchange income	1,229,009	2,049,582	(820,574)
Foreign exchange expense	(3,137,838)	(225,207)	(2,912,631)
Foreign exchange result	(1,908,829)	1,824,375	(3,733,205)

Result of expected credit loss adjustment on marketable securities	—	103,285	(103,285)
Result from the revaluation of pre-funded warrants at fair value	6,110,264	—	6,110,264
Other financial result	6,110,264	103,285	6,006,979
Net financial result	4,691,112	2,831,454	1,859,658

Net financial result increased by €1.9 million to a gain of €4.7 million for the three months ended March 31, 2025 from a gain of €2.8 million for the three months ended March 31, 2024. This increase is mainly attributable to the fair value revaluation of pre-funded warrants issued in February 2025 in the amount of €6.1 million, and is partly offset by a decrease of the foreign exchange result by €3.7 million due to the weakeaning of the U.S. dollar and by a decrease of the financial result by €0.4 million due to lower interest income on marketable securities, in each case, compared to the three months ended March 31, 2024.

Liquidity and capital resources

Since inception, we have incurred significant operating losses. For the three months ended March 31, 2025, we incurred a net loss of €8.3 million. To date, we have financed our operations primarily through the sale of our securities. As of March 31, 2025, we had cash and cash equivalents in the amount of €47.3 million and financial assets in the amount of €18.8 million, comprised of marketable securities in the amount of €18.4 million and other financial assets amounting to €0.4 million. Our cash and cash equivalents primarily consist of bank deposit accounts and fixed U.S. dollar term deposits.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2025 and 2024:

	three months ended March 31,
	2025	2024
	(in €)
Net cash used in operating activities	(14,015,672)	(14,868,364)
Net cash from/ (used in) investing activities	17,655,632	26,944,804
Net cash from/ (used in) financing activities	27,009,268	(85,706)
Cash and cash equivalents at the beginning of the period	18,375,979	12,767,943
Exchange gains/ (losses) on cash and cash equivalents	(1,738,808)	344,381
Cash and cash equivalents at the end of the period	47,286,630	25,103,058

1.     Net cash from/used in operating activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased to €14.0 million in the three months ended March 31, 2025, from €14.9 million in the three months ended March 31, 2024.

2.     Net cash from/used in investing activities

Net cash from investing activities decreased by €9.3 million in the three months ended March 31, 2025, mainly due to lower proceeds from maturity of marketable securities in the three months ended March 31, 2025 compared to the three months ended March 31, 2024. These proceeds were reinvested into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

3.     Net cash from/used in financing activities

Net cash from financing activities increased by €27.0 million in the three months ended March 31, 2025, compared to the three months ended March 31, 2024, due to a public offering of ordinary shares and pre-funded warrants in the three months ended March 31, 2025.

Funding requirements

We expect our expenses associated with vilobelimab to increase in 2025 compared to 2024, as we continue discussions with the FDA related to the planned submission of a BLA for full approval of GOHIBIC (vilobelimab) to treat severe COVID-19 and potentially additional related indications, continue to pursue commercializing of GOHIBIC (vilobelimab) under the EUA for emergency use as granted by the FDA, and complete development of vilobelimab in other indications, including PG in our Phase 3 trial. In addition, we also incur expenses related to the manufacturing of clinical trial materials and in connection with further optimizing our manufacturing process for vilobelimab in compliance with regulatory standards. Furthermore, we also have established commercial scale production options and have initiated manufacturing campaigns to be able to serve the market needs in the United States under the granted EUA.

We are advancing the development of INF904 through the ongoing Phase 2 clinical study. In parallel, we are also continuing with non-clinical development activities in relation to the manufacturing and additional non-clinical animal studies in order to prepare for this future development.

If clinical data is supportive, we may seek marketing approval for any product candidates that we successfully develop. Additionally, we will validate and further develop the manufacturing process of our products to be able to apply for marketing authorization and to be able to provide a commercial-grade product. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution, and other commercial infrastructure to commercialize such products. We will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce, or eliminate our research and development programs or future commercialization efforts. We believe that our existing cash and cash equivalents and financial assets will enable us to fund our operating expenses and capital expenditure requirements under our current business plan into 2026.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances, licensing arrangements and revenues from product sales. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interest of our current shareholders will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as an ordinary shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

At-the-market program

On June 28, 2024, we entered into a Sales Agreement with Leerink Partners LLC, to sell our ordinary shares from time to time through an at-the-market, or ATM, equity offering program of up to $75.0 million.

In the three months ended March 31, 2025, we issued 145,420 ordinary shares under our ATM program, resulting in $353 thousand in net proceeds. Following this issuance under the ATM program, the remaining value authorized for sale under the ATM program is $73.5 million.

For more information as to the risks associated with our future funding needs, see “ITEM 3. Key Information––Risk factors” in our Annual Report.

Off-balance sheet arrangements

As of March 31, 2025, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “ITEM 5. Operating and financial review and prospects—off-balance sheet arrangements” in our Annual Report.

Contractual obligations and commitments

We do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “ITEM 5. Operating and Financial Review and Prospects—Liquidity and capital resources––Contractual obligations and commitments” in the Annual Report. Vilobelimab, is to be supplied by InflaRx to BARDA/PPD from its available stock under the Clinical Trial and Collaboration Agreement executed in June 2024 for the BARDA-Sponsored Clinical Trial to Evaluate Novel Host-Directed Therapeutics for ARDS.

Quantitative and qualitative disclosures about market risk

During the three months ended March 31, 2025, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “ITEM 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical judgments and accounting estimates

There have been no material changes to the significant accounting policies and estimates described in “ITEM 5. Operating and Financial Review and Prospects—Critical judgments and accounting estimates” in the Annual Report.

Critical accounting estimates

There have been no material changes to the significant accounting policies and estimates described in Note B.2. to our consolidated financial statements in the Annual Report.

Cautionary statement regarding forward looking statements

This discussion contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this discussion and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following:

•
our ability to successfully secure distribution channels and commercialize GOHIBIC (vilobelimab) as a treatment for COVID-19 patients and the receptiveness of our ability to positively influence treatment recommendations by U.S. and European hospitals, guideline bodies and other third-party organizations;

•
our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under the EUA, and in the future if approved for commercial use in the United States, Europe or elsewhere;

•
our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including ARDS, PG and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials;

•
the timing, progress and results of preclinical studies and clinical trials of vilobelimab, INF904 and any other product candidates, including for the development of vilobelimab in several indications, including to obtain full approval of GOHIBIC (vilobelimab) for COVID-19 and other virally induced ARDS, to treat PG, HS and CSU and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally;

•
our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our BLA submission for GOHIBIC (vilobelimab);

•
the timing and outcome of any discussions or submission of filings for regulatory approval or authorization of vilobelimab, INF904 or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval, the EUA and/or market authorization of vilobelimab or GOHIBIC (vilobelimab) for any indication;

•	our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, INF904 and any other product candidates, and the scope of such protection;

•
whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials;

•
the success of our future clinical trials for vilobelimab, INF904 and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials;

•
our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, INF904 or any other product candidates, if approved or authorized for commercial use;

•
our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab) in the U.S. and Europe;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our expectations regarding the scope of any approved indication for vilobelimab;

•	our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales;

•	if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval or authorization and commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel;

•
our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, INF904 or any other of our product candidates is being developed or our industry; and

•	other risk factors discussed under the “ITEM 3. Key information––Risk factors” section of our Annual Report on Form 20-F

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key information––Risk factors” section of our Annual Report and risks described in our subsequent SEC filings for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this discussion or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this discussion.